UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)
For the transition period from                      to
Commission file number 1-1023

Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees
(Full title of the plan)

S&P Global Inc.
55 Water Street
New York, NY 10041
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees

As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Retirement Plans Investment Committee
S&P Global Inc.

We have audited the accompanying statements of net assets available for benefits of Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

New York, New York
June 27, 2017

Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees
Statements of Net Assets Available for Benefits

(in thousands)	December 31
	2016	2015
Assets
Investments in S&P Global Inc. Savings Plans Master Trust Fund, at fair value	$79,828	$80,952
Fully benefit-responsive investment contracts, at contract value	13,844	13,520
Total plan assets in Master Trust Fund	93,672	94,472

Self-Directed Accounts	—	101
Contributions receivable:
Employer	533	644
Notes receivable from participants	836	924
Total assets	95,041	96,141

Liabilities
Accrued expenses	9	86
Total liabilities	9	86

Net assets available for benefits	$95,032	$96,055

See accompanying notes to the financial statements.

Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees
Statement of Changes in Net Assets Available for Benefits

(in thousands)	Year Ended
December 31, 2016
Additions to net assets attributed to:
Investment income:
Net investment income from S&P Global Inc. Savings Plans Master Trust Fund	$6,769
Net appreciation in fair value of investments	25
Total investment income	6,794
Interest income on notes receivable from participants	45
Contributions:
Employer	1,615
Employee	1,797
Total contributions	3,412
Plan transfers	103
Total additions	10,354

Deductions from net assets attributed to:
Benefit payments and withdrawals	(9,371)
Plan transfers	(1,997)
Administrative expenses	(9)
Total deductions	(11,377)

Net decrease	(1,023)

Net assets available for benefits:
Beginning of year	96,055
End of year	$95,032

See accompanying notes to the financial statements.

Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees
Notes to Financial Statements

As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

(All dollar amounts in thousands, except otherwise noted)

1.	Plan Description

General

On April 27, 2016, McGraw Hill Financial, Inc. changed its name to S&P Global Inc. (the “Company”).

The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (the “Plan”) is a defined contribution plan sponsored by the Company. The Plan has a beneficial interest in S&P Global Inc. Savings Plans Master Trust Fund (the “Master Trust”). The Master Trust consists of the Stable Assets Account, S&P 500 Index Account, S&P Global Inc. Stock Account, Retirement Assets I Account, International Equity Account, Money Market Account, Special Equity Account, Core Equity Account, Retirement Assets III Account, Retirement Assets II Account, S&P 400 Index Account, S&P 600 Index Account and Target Retirement Funds (the “Investment Accounts”). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self-Directed Accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Administration of the Plan

The Plan is administered by the Vice President, Global Benefits and Executive Compensation (the "Plan Administrator") who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company. The trustee for the Plan is The Northern Trust Company (the "Trustee") and Aon Hewitt is the recordkeeper for the Plan.

The Investment Accounts and outside investment advisors for the Plan are managed by the Retirement Plans Investment Committee and by outside investment managers. The Retirement Plans Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Retirement Plans Investment Committee.

Eligibility

Employees are eligible to become participants immediately, as long as the enrollment process is complete and they are represented by the Newspaper Guild of New York. Employees who do not make an election to participate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.

Contributions

Participants may elect to contribute up to 25% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (“IRC”). The Plan limits after tax contributions by highly compensated employees to 4% of earnings. The annual deferral limit as set by the IRC was $18 in 2016. The annual compensation limit set by the IRC was $265 in 2016. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to the Internal Revenue Service (“IRS”) limit of $6 in 2016. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the IRC. If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant. The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered qualified Roth distributions under the IRC, such distributions are not subject to taxes. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

The Company matches 100% of the first 6% of tax deferred compensation contributed to the Plan by the employee.

The assets of the Plan may be invested in the Investment Accounts as well as the Self-Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the age appropriate Target Retirement Fund. The particular Target Retirement Fund used as the default fund is based on the date an individual will turn age 65. There is no limit to the number of investment allocation changes.

Profit Sharing

The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $503 to the Plan in 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participants' account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions shall vest as follows:

After:	Vested Percentage
2 years of continuous service	20% vested
3 years of continuous service	40% vested
4 years of continuous service	60% vested
5 years of continuous service	100% vested

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce employer contributions for the current plan year. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $14 and $15, respectively. Forfeited participant benefits used to reduce employer contributions for 2016 and 2015 were approximately $14 and $15, respectively.

Benefit Payments

The IRC limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59½, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan terms may range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates. The interest rate, determined quarterly, is set at 2% above the prime rate, as defined in the Plan. Principal and interest is typically paid ratably through regular payroll deductions.

Plan Termination

While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February of 2017, the Financial Accounting Standards Board (“FASB”) issued guidance that clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. Under the new guidance, a plan’s interests in master trust balances and activities need to be presented on the face of the plan’s financial statements. Balances in the statement of net assets and activities in the statement of changes in net assets should be shown net, as a single line item for each interest in a master trust. The guidance is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. The Company does not expect the adoption of this guidance to have a significant impact on the Plan’s financial statements.

Investment Valuation

The investments of the Plan and the investments of The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (together, the “Participating Plans”), are pooled for investment purposes in the Master Trust under the agreement entered into with the Trustee. At both December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 4%.

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self-Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self-Directed Accounts are credited with earnings or charged with losses and expenses based on the performance of the individual investments within these accounts. Income and expenses for the investments in the Stable Assets Account are accrued for on a daily basis to allow for the calculation of a daily net asset value. The Stable Assets Account is credited with earnings or charged with losses on a monthly basis by the Trustee, after account statements are provided by the issuers.

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	Federal Income Tax Status

The Plan received a determination letter from the IRS dated August 17, 2011 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The letter dated August 17, 2011, expired on January 31, 2016. A new determination letter was applied for on January 29, 2016. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related Master Trust is tax-exempt.

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	Fair Value Measurements

In conformity with Accounting Standard Codification 820, “Fair Value Measurements and Disclosures”, (“ASC 820”), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability.
A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self-Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

•
Investment Accounts - Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•	Self-Directed Accounts - The Self-Directed Accounts hold mutual funds and money market funds valued at the quoted net asset value (“NAV”) of shares held by the Plan at the valuation date.
The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

•	Common stock - Valued at quoted market prices.

•	Preferred stock - Valued at quoted market prices.

•
U.S. Government securities - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

•
Common collective trust funds - Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The common collective trust funds seek to provide long-term capital appreciation and income by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index, Standard & Poor’s MidCap 400 Composite Stock Index and other various asset classes. There are currently no redemption restrictions on these investments and the redemption frequency and notice period are daily. Funding commitments are not applicable for these investments.

•	S&P Global Inc. common stock - Valued at quoted market prices.

•
Corporate debt - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

•
Mutual funds - Valued at the quoted NAV of shares held by the Master Trust at the valuation date. These financial instruments are generally categorized as Level 1 instruments in the fair value hierarchy.

•
Asset-backed securities - Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices.

Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2016 and 2015. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

(in thousands)	Assets at Master Trust Level
	as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Common stock	$668,144	$—	$—	$668,144
Preferred stock	4,805	—	—	4,805
U.S. Government securities	—	47,253	—	47,253
S&P Global Inc. common stock	170,619	—	—	170,619
Corporate debt	—	119,065	—	119,065
Asset-backed securities	—	35,544	—	35,544
Mutual funds	56,034	—	—	56,034
Total	$899,602	$201,862	$—	$1,101,464

Common collective trust funds measured at net asset value as a practical expedient:

(in thousands)	2016
Stock index funds (a)	$632,840
Money market fund (b)	86,352
Target date retirement funds (c)	106,890
Short-term investment fund (d)	20,897
Total assets at fair value	$1,948,443

(in thousands)	Assets at Master Trust Level
	as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stock	$685,315	$—	$—	$685,315
Preferred stock	3,997	—	—	3,997
U.S. Government securities	—	24,286	—	24,286
S&P Global Inc. common stock	179,125	—	—	179,125
Corporate debt	—	169,844	—	169,844
Asset-backed securities	—	47,664	—	47,664
Mutual funds	54,575	—	—	54,575
Total	$923,012	$241,794	$—	$1,164,806

Common collective trust funds measured at net asset value as a practical expedient:

(in thousands)	2015
Stock index funds (a)	$581,237
Money market fund (b)	71,098
Target date retirement funds (c)	61,477
Short-term investment fund (d)	17,687
Total assets at fair value	$1,896,305

(a)	At both December 31, 2016 and 2015, this category of funds includes the Standard & Poor’s 500 Composite Stock Index and Standard & Poor’s MidCap 400 Composite Stock Index.

(b)	At both December 31, 2016 and 2015, this category includes a Money Market Fund.

(c)	At both December 31, 2016 and 2015, this category of funds includes the following Target Retirement Funds: Income, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and 2060.

(d)
At both December 31, 2016 and 2015, this category of funds includes a short-term investment fund that is a common collective trust vehicle. Any cash that is held in portfolios of separately managed accounts is swept into this short-term investment fund.

(in thousands)	Assets at Plan Level
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Self-Directed Accounts	$101	$—	$—	$101
Total Plan assets outside the Master Trust	$101	$—	$—	$101

5.	Investments

The investments of the Participating Plans are pooled for investment purposes in the Master Trust under the agreement entered into with Northern Trust. At both December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 4%. The allocation of income and expenses is based on the Plan's specific interests in the underlying investments, which are based upon participant direction and Company direction of the investments.

As of December 31, the Plan’s approximate interest in the Investment Accounts was as follows:

	Market Value		% Interest
	2016	2015	2016	2015
S&P 500 Index Account	$22,195	$22,033	4.5%	4.7%
Stable Assets Account	21,349	23,072	6.3%	7.0%
Retirement Assets I Account	8,455	8,641	3.5%	3.4%
S&P Global Inc. Stock	7,791	8,113	4.5%	4.5%
S&P 400 Index Account	6,618	5,131	4.8%	4.5%
Retirement Assets III Account	4,895	5,417	2.4%	2.6%
Retirement Assets II Account	4,406	4,435	2.8%	2.7%
International Equity Account	3,940	4,077	3.3%	3.3%
Money Market Account	3,496	3,654	4.0%	5.1%
Core Equity Account	3,215	3,771	3.3%	3.3%
Special Equity Account	2,281	2,181	3.3%	3.3%
S&P 600 Index Account	2,928	2,585	4.0%	4.6%
Target Retirement Income	1,344	875	6.2%	6.0%
Target Retirement 2040	154	102	1.8%	2.7%
Target Retirement 2055	131	63	2.7%	2.1%
Target Retirement 2045	120	88	1.7%	2.4%
Target Retirement 2020	103	—	0.8%	—%
Target Retirement 2035	85	79	1.0%	1.6%
Target Retirement 2030	84	65	0.4%	0.5%
Target Retirement 2060	44	6	4.9%	16.2%
Target Retirement 2025	37	79	0.3%	1.0%
Target Retirement 2050	1	5	—%	0.2%

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of:

(in thousands)	December 31
	2016	2015
Assets
Investments, at fair value
Common stock	$668,144	$685,315
Preferred stock	4,805	3,997
Common collective trust funds	846,979	731,499
S&P Global Inc. common stock	170,619	179,125
U.S. Government securities	47,253	24,286
Corporate debt	119,065	169,844
Asset-backed securities	35,544	47,664
Mutual funds	56,034	54,575

Investments, at contract value
Fully benefit-responsive investment contracts:
Transamerica Premier Life Ins. - MDA01255TR, 3.12% and 3.19% at December 31, 2016 and 2015, respectively	109,690	106,244
Bank of Tokyo GS - McGHILL14-1, 2.08% and 2.50% at December 31, 2016 and 2015, respectively	104,539	103,551
Prudential Insurance Co. of America - GA-62450, 3.38% and 2.50% at December 31, 2016 and 2015, respectively	109,878	106,721
	2,272,550	2,212,821
Receivables
Due from broker on pending trades	25,919	206
Total receivables	25,919	206

Liabilities
Accrued investment management expenses	(977)	(1,494)
Total liabilities	(977)	(1,494)

Net assets of the Master Trust	$2,297,492	$2,211,533

A summary of the net investment income for the Master Trust is as follows:

(in thousands)	Year Ended
December 31, 2016
Investment income
Net appreciation in fair value of investments	$153,442
Dividend and interest income	11,500
Expenses
Administrative and other expenses	(3,062)
Total investment income	$161,880

Guaranteed Investment Contracts

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the synthetic investment contracts for the Plan was $13,844 and $13,520 as of December 31, 2016 and 2015, respectively.

The Transamerica Premier Life Insurance contract, the Bank of Tokyo-Mitsubishi contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC”s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets monthly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the month in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

Self-Directed Accounts

Self-Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by the Company’s Retirement Plans Investment Committee.

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan holds derivative securities that include forward and futures contracts in the underlying equity portfolios of the International Equity Account and S&P 600 Index Account. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

The notional and fair values of derivative financial instruments included in the Plan’s investments, and within the Plan’s Master Trust, as of December 31, 2016 and 2015, respectively were as follows:

(in thousands)	December 31, 2016
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	$34,281	$32,697	$1,589	$5
Futures contracts	—	1,802	—	8
Total	$34,281	$34,499	$1,589	$13

(in thousands)	December 31, 2015
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	$33,984	$33,835	$374	$224
Forward and futures contracts	—	1,062	—	11
Total	$33,984	$34,897	$374	$235

6.	Plan to Plan Transfers

Employees transferred to and from this Plan and the 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries which resulted in transfers in of approximately $103 and transfers out of approximately $1,977 in 2016.

7.	Related-Party Transactions

The Company in 2016 paid approximately $34 in professional and administrative fees on behalf of the Plan. These transactions qualify as party-in-interest transactions under ERISA.

The Master Trust holds units of common collective trust funds managed by the Trustee, of approximately 432,302 and 434,280 as of December 31, 2016 and 2015, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. The administrative expenses of the Investment Accounts are allocated to all Participating Plans in the respective Investment Accounts and deducted from the net investment income allocated to the Participating Plans.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Differences Between Financial Statements and Form 5500

The Plan records the synthetic GICs at contract value on the statements of net assets available for benefits. These contracts are recorded at fair value on the Form 5500; therefore, the adjustment from contract value to fair value represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

(in thousands)	2016	2015
Net assets available for benefits per the financial statements	$95,032	$96,055
Add: Adjustments from contract to fair value for fully benefit-responsive contracts	470	508
Net assets available for benefits per Form 5500	$95,502	$96,563

The following is a reconciliation of total additions per the financial statements to total additions per the Form 5500 for the year ended December 31:

(in thousands)	2016
Total additions per the financial statements	$10,354
Add: Adjustment from contract value to fair value for fully-benefit responsive investment contracts at December 31, 2016	470
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	(508)
Total additions per Form 5500	$10,316

10.	Subsequent Events

Management has evaluated subsequent events for the Plan through June 27, 2017, the date the financial statements were available to be issued.

Supplemental Schedule

Standard & Poor's 401(k) Savings and Profit Sharing Plan
for Represented Employees

EIN #13-1026995 Plan #009

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016

(in thousands)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*Notes receivable from participants	Interest rates ranging from 4.25% – 8.25%, maturing through January 8, 2027	$836

*    Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Standard & Poor's 401(k) Savings and Profit Sharing Plan for Represented Employees

Date:	June 27, 2017	By:	/s/ Peter Palma
Peter Palma
Vice President, Global Benefits and Executive Compensation; Plan Administrator